SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PANGAEA LOGISTICS SOLUTIONS, LTD.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

G6891L 105

(CUSIP Number)

Carl Claus Boggild

c/o Pangaea Logistics Solutions Ltd.

109 Long Wharf

Newport, Rhode Island 02840

(401) 239 0259

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to

Kirk A. Radke, Esq.

Robert Rizzo, Esq.

Willkie Farr & Gallagher

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

October 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6891L 105	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON Carl Claus Boggild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,453,861*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 7,453,861*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,453,861*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*The amount reported as beneficially owned by Mr. Boggild includes amounts held by Lagoa Investments, an entity beneficially held by Mr. Boggild.

Item 1.	Security and the Issuer

This Schedule 13D relates to the common stock, par value $.0001 per share (“Common Shares”), of Pangaea Logistics Solutions, Ltd., a Bermuda company (the “Issuer” or the “Company”), having its principal executive offices at 109 Long Wharf Newport, Rhode Island 02840.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 34,611,129 shares of Common Stock, outstanding as of October 1, 2014 as reported in the Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on October 8, 2014.

Item 2.	Identity and Background

Mr. Boggild’s business address is c/o Pangaea Logistics Solutions Ltd., 109 Long Wharf, Newport, Rhode Island 02840. Mr. Boggild is a citizen of Denmark. Mr. Boggild is the President of the Company and serves as a Class II director on the Board of Directors of the Company (the “Board”).

During the last five years, Mr. Boggild has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Boggild has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

The Common Shares held by the Reporting Person were acquired pursuant to the closing of the transactions on October 1, 2014 contemplated by the Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of April 30, 2014, by and among Quartet Merger Corp. (“Quartet Merger”), Quartet Holdco Ltd., Quartet Merger Sub, Ltd., Pangaea Logistics Solutions, Ltd. (formerly known as Bulk Partners (Bermuda) Ltd.) (“Former Pangaea”). Pursuant to such transactions, Mr. Boggild acquired 7,453,861 Common Shares, upon conversion of his shares of Former Pangaea in accordance with the terms of the Merger Agreement.

As the President and a member of the Board, Mr. Boggild is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Board.

Except as discussed above, Mr. Boggild does not have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Mr. Boggild is the beneficial owner of 7,453,861 Common Shares of the Issuer. Mr. Boggild beneficially owns 21.5% of the Issuer’s Common Shares.

In the last 60 days, Mr. Boggild has not effected any transactions of the Issuer’s Common Stock, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Boggild is a party to an Escrow Agreement, dated as of October 1, 2014, by and among Continental Stock Transfer & Trust Company, as escrow agent, the stockholders listed thereto (the “Stockholders”) and a representative of Quartet (the “Escrow Agreement”). Upon consummation of the transactions contemplated by the Merger Agreement (the “Transactions”), of the common shares of the Company issued to the Stockholders as consideration for the Transactions an aggregate of 1,100,000 such shares (“Escrow Shares”) were placed in escrow pursuant to the Escrow Agreement. Of the 1,100,000 Common Shares held in escrow, 550,000 shall be released on October 1, 2015 and the remaining shares will be released on October 1, 2016, in each case subject to reduction based on shares cancelled for claims ultimately resolved and those still pending resolution at the time of the release. The foregoing description of the Escrow Agreement is qualified in its entirety by the terms of the Escrow Agreement, a copy of which is attached hereto as Exhibit 99.1.

Mr. Boggild is party to a registration rights agreement, dated October 1, 2014, by and among the Company Stockholders (the “Registration Rights Agreement”), which provides the Stockholders with certain rights to cause the Issuer to register under the Securities Act of 1933, as amended (the “Securities Act”), the Common Shares issued pursuant to the Merger Agreement and any securities issued by the Company in connection with the foregoing by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization or otherwise (the foregoing, collectively, “Registrable Securities”). The Stockholders are entitiled to certain demand and “piggy back” registration rights with respect to the Registrable Securities. The foregoing description of the Registration Rights Agreement is qualified in its entirety by the terms of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.2.

Mr. Boggild has also entered into a lock-up agreement with the Company (the “Lock-up Agreement”) pursuant to which he agreed not to transfer the common shares of the Issuer that he received as a result of the transactions contemplated in the Merger Agreement from the closing of the transaction until (A) with respect to 50% of such shares, the earlier of (i) the date on which the closing price of the common shares of the Issuer exceeds $12.50 per share for any 20 trading days within a 30-trading day period and (ii) October 1, 2015 and (B) with respect to the remaining 50% of such shares, September 30, 2015, in each case subject to certain exceptions, provided, that the lock-up period shall terminate immediately prior to the consummation of a liquidation, merger, stock exchange or other similar transaction that results in any of the Issuer’s shareholders having the right to exchange the Issuer’s common shares for cash, securities or other property. The foregoing description of the Lock-up Agreement is qualified in its entirety by the terms of the Lock-up Agreement, a copy of which is attached hereto as Exhibit 99.3.

Item 7.	Material to be filed as Exhibits.

1.	Exhibit 99.1 –Escrow Agreement, dated as of October 1, 2014, filed by the Issuer with the SEC on October 8, 2014, as Exhibit 10.6 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 99.2 to this Schedule 13D.

2.	Exhibit 99.2 –Registration Rights Agreement, dated as of October 1, 2014, filed by the Issuer with the SEC on October 8, 2014, as Exhibit 10.6 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 99.2 to this Schedule 13D.

3.	Exhibit 99.3 –Form of Lock-up Agreement, filed by the Issuer with the SEC on May 1, 2014, as Exhibit 10.2 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 99.3 to this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2014

/s/ Carl Claus Boggild
Carl Claus Boggild